Exhibit 99.5

83 Clemenceau Avenue #12-03 UE Square Singapore 239920 t +65 6222 4235 f +65 6225 2419 www.aslanpharma.com

To: [Name of Lender]

[Address]

Date:                      2019

Dear Sirs

Loan Facility Agreement (“Loan Agreement”) between (1) certain parties listed therein including you (“the Lender”) and (2) ASLAN Pharmaceuticals Ltd (“the Borrower”) – Warrants, Contingent Additional Interest and Early Repayment

We refer to the Loan Agreement which we have entered into on today’s date. Terms defined in the Loan Agreement shall have the same meanings herein except where otherwise expressly indicated. This Letter Agreement (“this Agreement”) sets out additional terms to those applying in the Loan Agreement, such additional terms being between the Borrower and the Lender only. This Agreement shall be regarded as supplemental to the Loan Agreement and shall be read and construed in conjunction with the Loan Agreement.

Warrants

The Borrower hereby issues to the Lender the number of warrants (“Warrants”) calculated as set out below entitling the Lender to subscribe for the Borrower’s American Depositary Receipts traded on The Nasdaq Global Market under the symbol “ASLN” (“ADRs”).

The Lender may exercise its right to subscribe for ADRs by itself or its nominee by serving the Warrant Exercise Notice on the Borrower at any time during the Exercise Period.

“Warrant Coverage”: 50%

“Warrant Exercise Price”: 120% x volume-weighted average price for each ADR on the Drawdown Date

“Exercise Period”: the period commencing on the Drawdown Date and ending on whichever is the earlier of: (i) 12 months from the date the Borrower’s shares are delisted from the Taipei Exchange; or (ii) expiry of the Term.

“Number of Warrants”: Loan (principal only) x Warrant Coverage

                                                             Warrant Exercise Price

“Warrant Exercise Notice”: a written notice delivered and served on the Borrower at the address specified in the Loan Agreement specifying the Number of Warrants being exercised (“Warrants Exercised”) and shall be accompanied by full payment, by cash or certified cheque, of the Warrant Exercise Price multiplied by the Warrants Exercised.

Schedule 1 sets out further detailed terms which shall apply to the Warrants and their exercise.

Notwithstanding other provisions in this Agreement, no later than thirty (30) days after the date of the Warrant Exercise Notice, the Borrower shall, without any incidental expense to the Lender, deliver to the Lender the certificate for the number of ADRs equivalent to the Warrants Exercised.

Contingent Additional Interest on Loan

If, by expiry of the Term, (i) the Borrower’s shares shall not have been delisted from the Taipei Exchange and (ii) the Warrants shall not have been exercised, the Lender shall be entitled to receive, in addition to the repayment as set out in Clause 3.3 of the Loan Agreement, a further sum equal to 5% (five per cent) of the Loan amount, per annum, by way of additional interest, payable by the Borrower upon expiry of the Term.

Reg No 201007695N	1

Early Repayment

Any part repayment of the Aggregate Loan Amount shall be of no less than an aggregate amount of US$1,000,000 (one million US dollars).

If the Borrower in a single re-financing transaction (whether by way of a secondary public offering, follow-on financing, issuance of new shares, American Depositary Receipts, bonds or other instruments, or otherwise) raises more than ten times the Aggregate Loan Amount prior to expiry of the Term, then the Borrower shall be obliged, within thirty (30) days of receipt of all the monies raised from such re-financing transaction, to repay to the Lender the Loan in full together with accrued interest up to the date of repayment.

Representations and Warranties

The Borrower represents and warrants to the Lender that:

(a)	it is duly incorporated and validly existing under the laws of Cayman Islands and has the power to own its assets and carry on the business it now conducts;

(b)

it has the power to enter into and perform all its obligations under this Agreement and the signature and delivery of this Agreement on its behalf and the performance of its obligations hereunder have been duly authorised by its board of directors (“Board”) and (if required) Board committee and shareholders;

(c)

the signature and delivery of this Agreement on its behalf and performance of obligations under this Agreement will not violate any provisions of any existing law, regulation, listing rule or order applicable to it or any of its assets;

(d)

all relevant approvals, consents, licences and authorisations of any governmental or regulatory authority or agency or orders, exemptions, filings or registrations required or necessary in connection with the execution and delivery by it of this Agreement (if any) have been obtained and are in full force and effect; and

(e)	this Agreement has been duly signed and delivered by it and its obligations under this Agreement constitute legal, valid and binding obligations enforceable in accordance with its terms.

Restrictive Covenants

The Borrower will not after the Drawdown Date carry out or implement any merger, consolidation, reorganization (other than the solvent reorganization of the Borrower), recapitalization, reincorporation, share dividend or other changes in the capital structure of the Borrower which may have a material adverse effect on the rights of the Lenders hereunder, in each case except with the prior written consent of the Lenders.

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Adjustments for Changes in Capital Structure

If there should be any change in the capital structure of the Borrower, through merger, consolidation, reorganization, recapitalization, reincorporation, share split, share dividend or otherwise, the Borrower shall make pro rata adjustments in the Number of Warrants corresponding to such change.

Governing Law and Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of Republic of Singapore.

All disputes, disagreements or differences arising out of or in connection with this Agreement shall be submitted to the exclusive jurisdiction of the Courts of Republic of Singapore.

Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or other electronic transmission of signatures shall be deemed to be the same as originals.

Please indicate your agreement to the above by executing where indicated below.

Yours sincerely

Carl Firth, CEO, for and on behalf of
ASLAN Pharmaceuticals Ltd.

Reg No 201007695N	3

AGREED AND ACCEPTED:

[Name] [Title] for and on behalf of
[Name of Lender]

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SCHEDULE 1

DETAILED TERMS

1.	The Warrant rights shall only be exercisable by the Lender conditional on the ordinary shares of the Borrower having been delisted from the Taipei Exchange.

2.	Once lodged any Warrant Exercise Notice shall be irrevocable save with the consent of the Board of the Borrower.

3.

The issue of ADRs in the Borrower to the Lender pursuant to any exercise or part-exercise of the Lender’s rights made in accordance with this Agreement shall fully satisfy the Borrower’s obligations under this Agreement to issue ADRs in the Borrower to the Lender in respect of such exercise.

4.	Any subscription rights not exercised or elected to be exchanged before expiry of the Exercise Period shall automatically lapse and cease to be exercisable.

5.	The Lender may assign its Warrant rights hereunder or create any encumbrance over or otherwise transfer the same without the Borrower’s prior written consent

6.

Upon completion of the allotment and issue of ADRs pursuant to any exercise of rights by the Lender in accordance with this Agreement, the Borrower shall, in accordance with the Constitution of the Borrower:

(a)	allot and issue to the Lender (or its nominee) the number of ADRs in the Borrower for which it is exercising its subscription rights in accordance with this Agreement;

(b)

enter the name of the Lender (or its nominee, as appropriate) in the Borrower’s register of ADR holders as the holder of the number of ADRs in the Borrower issued to it at the time of such allotment and issue of ADRs; and

(c)	deliver to the Lender a duly executed certificate for the number of ADRs in the Borrower issued to it.

Reg No 201007695N	5